Exhibit 99.1

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

- - - - - - - - - - - -

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	677	6,500
Short-term bank deposits	18,164	11,922
Accounts receivable	-	37
Governmental grant receivable	28	-
Other receivables and prepaid expenses	156	293
Inventories	588	778

TOTAL CURRENT ASSETS	19,613	19,530

NON-CURRENT ASSETS:

Right-of-use assets	268	393
Property and equipment, net	148	67

TOTAL NON-CURRENT ASSETS	416	460

TOTAL ASSETS	20,029	19,990

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables		116	62
Advance payments		12	47
Accrued payroll and other employment related accruals		778	629
Accrued expenses		325	333
Lease liabilities		203	309
TOTAL CURRENT LIABILITIES		1,434	1,380
Lease liabilities		45	57
TOTAL LIABILITIES		1,479	1,437

SHAREHOLDERS’ EQUITY
Ordinary shares no par value: Authorized 500,000,000 as of June 30, 2026 and December 31, 2025; issued and outstanding 2,205,378 shares as of June 30, 2026 and 960,934 shares as of December 31, 2025 *	4	67	67
Additional paid-in capital	4	61,212	55,695
Accumulated losses		(42,729)	(37,209)

TOTAL SHAREHOLDERS’ EQUITY		18,550	18,553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		20,029	19,990

*	The share and per share information in these financial statements reflects the 1-for-3 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on March 11, 2026 and an additional 1-for-3 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on June 22, 2026 (together, the “Reverse Share Splits”). See also Note 1c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2026	2025
	U.S. dollars
	in thousands
	(except per share amounts)

Revenues	350	294
Expenses:
Cost of revenues	(308)	(272)
Impairment of product sales inventory	(67)	(175)
Research and development, net	(2,697)	(1,466)
Sales and marketing expenses	(1,240)	(919)
General and administrative expenses	(1,905)	(1,220)
OPERATING LOSS	(5,867)	(3,758)
FINANCING INCOME, NET	351	48
LOSS BEFORE TAXES	(5,516)	(3,710)
Tax expenses	(4)	(5)
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(5,520)	(3,715)

Net loss per ordinary share, basic and diluted*	(3.50)	(20.71)

Weighted average number of ordinary shares outstanding basic and diluted*	1,575,958	179,366

*	The share and per share information in these financial statements reflects the Reverse Share Splits. See also Note 1c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars (in thousands) (except for share numbers)

	Ordinary shares		Additional
	Number of		paid-in		Accumulated
	shares *	Amount	capital		losses	Total
		U.S. dollars in thousands	U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2024	78,607	67	32,895		(29,102)	3,860
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Issuance of ordinary shares under registered direct offering	8,667	-	-		-	-
Issuance of ordinary shares and pre-funded warrants associated with best efforts equity offering (see note 4.a)	69,444	-	2,200		-	2,200
Issuance of ordinary shares for the reverse share split process	75	-	-		-	-
Issuance of ordinary shares associated with warrant exercise inducement transaction (see note 4.a)	92,278	-	1,041		-	1,041
Share-based compensation	-	-	427		-	427
Issuance of ordinary shares from an exercise of options and upon vesting of restricted share units (“RSUs”)	5,133	-	-	**	-	- **
Comprehensive loss	-	-	-		(3,715)	(3,715)
BALANCE AS OF JUNE 30, 2025	254,204	67	36,563		(32,817)	3,813

BALANCE AS OF DECEMBER 31, 2025	960,934	67	55,695		(37,209)	18,553
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2026:
Issuance of ordinary shares associated with warrant exercise inducement transaction previously held in abeyance (see note 4.a)	220,111	-	-		-	-
Issuance of ordinary shares for the reverse share split process	16,075	-	-		-	-
Share-based compensation	-	-	953		-	953
Issuance of ordinary shares upon vesting of RSUs	40,092	-	-		-	-
Issuance of ordinary shares associated with warrant exercise inducement transaction (see note 4.a)	968,166	-	4,564		-	4,564
Comprehensive loss	-	-	-		(5,520)	(5,520)
BALANCE AS OF JUNE 30, 2026	2,205,378	67	61,212		(42,729)	18,550

*	The share and per share information in these financial statements reflects the Reverse Share Splits. See also Note 1c.

**	Represents an amount less than $500.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,520)	(3,715)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	27	48
Accrued interest on deposits	(134)	(7)
Share-based compensation expenses	953	427
Provision for inventory write-off	67	175

Changes in operating assets and liabilities items:
Decrease in inventory	123	123
Decrease in accounts receivables	37	-
Decrease (increase) in governmental grants receivables	(28)	17
Decrease in other receivables and prepaid expenses	143	189
Decrease in advance payments	(35)	(72)
Increase (decrease) in accounts payable	54	(64)
Increase in accrued payroll and other employment related accruals	149	138
Decrease in accrued expenses	(8)	(226)
Net cash used in operating activities	(4,172)	(2,967)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(108)	(7)
Investments in short-term deposits	(11,345)	*(2,876)
Maturities of short-term deposits	5,238	*2,354
Net cash used in investing activities	(6,215)	(529)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible promissory note	-	(770)
Proceeds from issuance of ordinary shares associated with best-efforts offering	-	2,200
Proceeds from issuance of ordinary shares under inducement offer letter agreement	4,564	1,041
Net cash provided by financing activities	4,564	2,471

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,823)	(1,025)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,500	3,089
CASH AND CASH EQUIVALENTS AT END OF PERIOD	677	2,064

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	389	77

*	Reclassified

The accompanying notes are an integral part of these interim condensed consolidated financial statements

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. The Company is still in its development stage and at an early stage of generating revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares, no par value per share (“Ordinary Shares”), and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 4a below).

The Company’s revenues were derived from:

1)	The sales of business-to-consumer (“B2C”) products, the “Mudra Band” and the “Mudra Link”.

2)	The sales of business-to-business Mudra development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

3)	The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In the six months ended June 30, 2026, and June 30, 2025, most of the Company’s revenues were derived from the sales of Mudra Band and Mudra Link to B2C customers.

b.	In 2018, the Company established a wholly owned subsidiary in the United States for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. – which commenced its operations in 2020.

c.

In October 2024, the Company effected a one-for-twenty (1-for-20) reverse stock split of its Ordinary Shares (the “October Reverse Split”). As a result of the October Reverse Split, every twenty (20) Ordinary Shares issued and outstanding were combined into one Ordinary Share. The October Reverse Split changed the par value of the Ordinary Shares from NIS 0.01 to zero par value. On March 17, 2025, the Company effectuated an additional 1-for-4 reverse share split of its issued and outstanding Ordinary Shares (the “March Reverse Split”). The March Reverse Split did not change the number of shares authorized for issuance. On March 11, 2026, the Company effectuated an additional 1-for-3 reverse share split of its issued and outstanding Ordinary Shares, and on June 22, 2026, the Company effectuated a further 1-for-3 reverse share split of its issued and outstanding Ordinary Shares . All outstanding securities entitling their holders to purchase Ordinary Shares, including options and warrants, were adjusted as a result of the Reverse Share Splits, as required by the terms of those securities.

All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Share Splits.

d.	On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. As of August 24, 2026, there is a ceasefire with Hamas that has been in place since October 2025.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (cont.):

In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. In addition, during the two-week fighting with Iran in June 2025, Israel closed its airspace and ceased all port activity related to commercial shipments. In light of continued nuclear and missiles threats and intelligence assessments indicating imminent attacks, on February 28, 2026, the United States and Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities activities, as well as disrupt its nuclear and missiles programs. In addition, since March 2, 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. As of August 24, 2026, the situation remains highly fluid, and the Company is unable to predict when, or on what terms, this escalation will be resolved.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of August 24, 2026, these events have no material impact on the Company’s operations.

On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per ordinary share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid requirement. Since the Company did not regain compliance with the minimum bid price requirement by April 22, 2024, it applied for an additional 180-calendar day grace period. On April 23, 2024, Nasdaq granted the Company an additional 180-day compliance period, or until October 21, 2024, to regain compliance with Nasdaq’s minimum bid price rule. On October 10, 2024, the October Reverse Split at the ratio of 1:20 became effective. As a result, the Company was informed by Nasdaq on October 28, 2024, that the Company had regained compliance.

The Company’s stockholders’ equity was approximately $1.7 million as of June 30, 2024. On January 16, 2025, the Company received a written notification from Nasdaq, which stated that the Company was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, due to the Company’s failure to maintain a minimum of $2.5 million in stockholders’ equity.

In accordance with Nasdaq rules, on February 5, 2025, the Company submitted a plan to regain compliance. On April 4, 2025, the Company received a letter notifying that the Company has regained compliance with listing Nasdaq Rule 5550(b)(1), and the matter was subsequently closed.

Liquidity and Resources:

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of August 24, 2026, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. In September 2022, the Company completed an initial public offering (the “IPO”) in the United States whereby it listed it Ordinary Shares on Nasdaq and raised net proceeds of $13.3 million. In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million.

In June 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”). During 2024, the Company issued 34,131 Ordinary Shares pursuant to SEPA for net proceeds of $4.4 million. In June 2024, the Company received an initial pre-paid advance of $2 million in connection with the execution of SEPA, which was fully repaid until February 2025.

In November 2024, the Company completed a registered direct offering and raised net proceeds of $1.58 million.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (cont.):

During 2025, the Company completed several subsequent equity offerings with Armistice Capital, LLC (the “Shareholder”) that resulted in aggregate net proceeds of approximately $20.5 million, as detailed within note 4.

Further, starting from September 2025 the Company entered into a sales agreement with a sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, Ordinary Shares through an at-the-market (“ATM”) equity offering program. During 2025, the Company raised net proceeds of approximately $1.2 million, before deducting offering expenses under the ATM program.

In April 2026, the Company entered into a warrant inducement transaction pursuant to which certain outstanding warrants were exercised for cash. The Company received aggregate gross proceeds of approximately $5.02 million and net proceeds of approximately $4.56 million. For additional information, see Note 4 – Shareholders’ Equity.

As of June 30, 2026, the Company had incurred accumulated losses of $42.7 million and expects to continue to fund its operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. The Company’s board of directors (see also Note 5.b.) and management believe that its cash will be sufficient for at least one year from the date of the approval of these financial statements.

NOTE 2 – BASIS FOR PREPARATION

The Company’s accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America
(“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2025 (the “Annual Financial Statements”).

There have been no changes in the Company’s significant accounting policies during the six months ended June 30, 2026, as compared to the critical accounting policies described in note 2 to the Annual Financial Statements.

NOTE 3 – RELATED PARTIES

The employment expenses of the Company’s co-founders: Asher Dahan (the current Chairman of the Board of Directors (the “Board”) and the Chief Executive Officer (“CEO”) of the Company), Guy Wagner (President and Chief Scientific Officer of the Company) and Leeor Langer (the Chief Technology Officer of the Company), for the six months ended June 30, 2026 and 2025 amounted to $326 thousand and $109 thousand, respectively.

The share-based payment expenses for the six months ended June 30, 2026 and 2025 were $340 thousand and $159 thousand, respectively, relating to awards granted to the Company’s co-founders.

NOTE 4 – EQUITY

a.	Share capital:

Outstanding as of December 31, 2025	960,934

Issuance of ordinary shares associated with warrant exercise inducement transaction previously held in abeyance	220,111
Issuance of Ordinary Shares for the reverse split process (see note 1.c.)	16,075
Issuance of Ordinary Shares associated with warrant exercise inducement transaction (see note 4.a(5))	968,166
Issuance of Ordinary Shares upon vesting of RSUs	40,092
1,244,444

Outstanding as of June 30, 2026	2,205,378

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

(1)	In September 2022, the Company completed its IPO whereby the Company issued and sold in connection with the closing of the IPO 5,208 units, each consisting of one Ordinary Share and two warrants to purchase one Ordinary Share each. In addition, the underwriter exercised its over-allotment option with respect to 1,562 warrants to purchase 1,562 Ordinary Shares.

The warrants were exercisable immediately upon issuance, at an exercise price of $2,880 per Ordinary Share and are exercisable until September 12, 2027. On September 16, 2022, 56 warrants were exercised into 56 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $1,440 per Ordinary Share.

(2)	On November 27, 2024, the Company completed a registered direct offering and concurrent private placement for the issuance and sale of 7,000 Ordinary Shares, 15,833 pre-funded warrants to purchase up to 15,833 Ordinary Shares in the registered direct offering and warrants to purchase up to 22,833 Ordinary Shares in the concurrent private placement at a combined purchase price of $81 per ordinary share. During December 2024, 7,167 pre-funded warrants were exercised into 7,167 Ordinary Shares, and on January 8, 2025, an additional 8,667 pre-funded warrants were exercised into 8,667 Ordinary Shares.

The warrants issued pursuant to the concurrent private placement have an exercise price of $90.00 per Ordinary Share, are immediately exercisable and expire five years following the date of issuance. The Company received gross proceeds of approximately $1.85 million, before deducting underwriting discounts and commissions and before offering expenses ($1.58 million net proceeds after deducting underwriting discounts and commissions and other expenses).

(3)	On January 30, 2025, the Company announced the closing of best efforts public offering with a single institutional investor for the purchase and sale of 9,583 Ordinary Shares, 59,861 pre-funded warrants to purchase up to 59,861 Ordinary Shares, and warrants to purchase up to 69,444 Ordinary Shares, at a combined offering price of $36 per share and accompanying warrant (the “Offering”). The Company received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses ($2.2 million net proceeds after deducting placement agent discounts and commissions and other expenses) and assuming no exercise of the warrants. The warrants have an exercise price of $36 per share, are exercisable immediately and expire five years from the issuance date.

In connection with the Offering, the Company also agreed to amend existing warrants that were previously issued on November 27, 2024 to the investor participating in the Offering to purchase up to 22,833 Ordinary Shares of the Company, with an exercise price of $90 per share. Such existing warrants have been amended to reduce the exercise price to $36 per share and now expire five years following the closing of the Offering.

(4)	On April 29, 2025, the Company entered into an inducement exercise letter agreement with the Shareholder with respect to outstanding warrants to purchase up to an aggregate of 92,278 Ordinary Shares. Pursuant to the inducement exercise letter agreement, the Shareholder agreed to exercise for cash (i) warrants to purchase up to 22,833 Ordinary Shares, originally issued on November 27, 2024, and (ii) warrants to purchase up to 69,444 Ordinary Shares, originally issued on January 30, 2025 (collectively, the “Existing Warrants”), at a reduced exercise price of $13.05 per share. The warrant exercise resulted in gross proceeds to the Company of approximately $1.2 million ($1.04 million net proceeds after deducting underwriting discounts and commissions and other expenses). In consideration for the immediate exercise of the Existing Warrants, the Company issued to the Shareholder new warrants to purchase up to an aggregate of 184,556 Ordinary Shares at an exercise price of $13.05 per share (the “New Warrants”). The New Warrants were exercisable immediately upon issuance and were to expire five years from the date of issuance. The New Warrants were exercised as part of an inducement offer letter agreement with the Shareholder dated August 6, 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

(5)	On August 6, 2025, the Company entered into an inducement offer letter agreement with the Shareholder. Pursuant to the Inducement Letter, the Shareholder agreed to exercise for cash its 184,556 New Warrants for aggregate gross proceeds of approximately $2.4 million ($2.2 million net proceeds) to the Company. According to the inducement letter, the Company committed to issue new warrants (the “August New Warrants”) to purchase up to 369,111 Ordinary Shares, at an exercise price of $15.39 per Ordinary Share. The issuance of the August New Warrants was subject to the Company’s shareholder approval which was obtained on October 24, 2025.

(6)	On September 12, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 48,889 Ordinary Shares, 62,222 pre-funded warrants to purchase up to 62,222 Ordinary Shares in the registered direct offering and warrants to purchase up to 111,111 Ordinary Shares in the concurrent private placement, at a combined purchase price of $36 per Ordinary Share and accompanying warrant. The warrants issued pursuant to the concurrent private placement have an exercise price of $36 per Ordinary Share, are immediately exercisable and expire five years following the date of issuance. The Company received aggregate gross proceeds of approximately $4.0 million ($3.52 million net proceeds).

(7)	On September 15, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 48,889 Ordinary Shares, 25,555 pre-funded warrants to purchase up to 25,555 Ordinary Shares in the registered direct offering, and warrants to purchase up to 74,444 ordinary shares in the concurrent private placement, at a combined purchase price of $54 per Ordinary Share and accompanying warrant. The warrants issued pursuant to the concurrent private placement have an exercise price of $54 per ordinary share, are immediately exercisable and expire five years following the date of issuance. The Company received aggregate gross proceeds of approximately $4.02 million ($3.55 million net proceeds).

(8)	On October 29, 2025, the Company completed a registered direct offering and a concurrent private placement with the Shareholder for the issuance and sale of 72,778 Ordinary Shares, 63,889 pre-funded warrants to purchase up to 63,889 Ordinary Shares in the registered direct offering, and warrants to purchase up to 136,667 Ordinary Shares in the concurrent private placement, at a combined purchase price of $24.03 per Ordinary Share and accompanying warrant. The Company received aggregate gross proceeds of approximately $3.3 million ($2.9 million net proceeds).

The issuance of the warrants in the concurrent private placement was subject to the approval of the Company’s shareholders which was obtained on February 19, 2026. Such warrants will have an exercise price of $24.03 per Ordinary Share, are immediately exercisable, and will expire five years from the date of approval by the Company’s shareholders.

In addition, in connection with the October 29, 2025 transaction, the Company agreed to adjust the exercise price of the warrants issued in the registered direct offerings completed on September 12, 2025 and September 15, 2025 to $24.03 per Ordinary Share. Such exercise price adjustments, including the revised expiration date of five years from the date of approval by the Company’s shareholders, were subject to the approval of the Company’s shareholders which was obtained on February 19, 2026.

(9)	On November 29, 2025, the Company entered into an additional inducement letter agreement with the Shareholder. Pursuant to the inducement letter agreement, the Shareholder agreed to exercise for cash its 369,111 August New Warrants issued in August 2025 at an exercise price of $15.39 per Ordinary Share, for aggregate gross proceeds of approximately $5.7 million to the Company ($5.14 million net proceeds). Out of the 369,111 ordinary shares issuable upon the exercise of the August New Warrants, the Company issued an aggregate of 149,000 Ordinary Shares. The remaining 220,111 Ordinary Shares, which were issuable to the Shareholder, were being held in abeyance due to Shareholder’s maximum beneficial ownership limitation (the “Abeyance Shares”). Such Abeyance Shares have been fully paid for and are issuable upon notice from Shareholder to the Company. During 2026, the Company issued all of the Abeyance Shares, upon the investor’s request. In consideration for such exercise, the Company agreed to issue to the Shareholder new warrants to purchase up to an aggregate of 645,944 Ordinary Shares. The issuance of such new warrants was subject to the approval of the Company’s shareholders which was obtained on February 19, 2026. The warrants have an exercise price of $16.74 per ordinary share, are immediately exercisable, and will expire five years from the date of approval by the Company’s shareholders.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

In April 2026, the Company entered into a warrant inducement agreement with the Shareholder, pursuant to which the Shareholder agreed to exercise for cash all of the outstanding warrants issued in connection with the Company’s September 12, 2025, September 15, 2025, October 29, 2025 and November 29, 2025 transactions, at an exercise price of $5.19 per Ordinary Share, for aggregate gross proceeds of approximately $5.02 million to the Company ($4.56 million net proceeds). In consideration for such exercise, the Company agreed to issue to the Shareholder new warrants to purchase up to an aggregate of 1,694,291 Ordinary Shares. The new warrants have an exercise price of $4.53 per Ordinary Share, are immediately exercisable and expire five years following the date of issuance.

The incremental change in fair value of the change in exercise price of previously issued warrants was accounted for as an equity issuance cost in the amount of approximately $1,099 thousand, which was recorded to additional paid-in capital. The Company uses the Black-Scholes option pricing model to determine the incremental fair value of the warrants taking into consideration the following assumptions: expected volatility of 60%, dividend yield 0%, risk free interest rate of 3.86% and expected life of 5 years (4.8 years for the warrants before modification).

b. Share-based compensation:

b.1 Equity warrants to investors and associated with the IPO and follow on fund raising, as of June 30, 2026:

Number of warrants/ options	Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
11,181	September 13, 2022	$1,440	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading
260	September 15, 2022	$3,823.20	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
32	September 15, 2022	$3,045.60	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor
1,694,291	April 21, 2026	$4.53	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by an investor (see also Note 4.a.10)

The reported sale prices of Company’s Ordinary Shares and warrants on Nasdaq were $2.59 and $11.20, respectively, as of August 21, 2026.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

b.2 Options to employees:

Below is a summary of the Company’s option activity and related information with respect to options outstanding at the beginning and end of each period:

	Number of Options	Weighted-average exercise price

Outstanding as of December 31, 2025	5,627	$129.27

Granted	6,111	$9.33

Expired and forfeited	(66)	$580.94

Outstanding as of June 30, 2026	11,672	$67.21

Exercisable as of June 30, 2026	2,712	$231.72

During the six month period ended June 30, 2026, the Company granted 6,111 new options to purchase Ordinary Shares.

b.3 Options to consultants:

The Company’s outstanding options to consultants as of June 30, 2026 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	154	$2.16	154
2017	Rendered services	51	$2.16	51
2021	Rendered services	96	$2.16-$1,620.00	96
2023	Rendered services	139	$393.12	62

b.4 RSUs to employees and consultants:

In August 2024, the Board approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the issuance of up to 6,348 Ordinary Shares of the Company. On December 20, 2024, the Board approved an increase of the number of Ordinary Shares reserved under the Incentive Plan to 15,721.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On September 9, 2025, the Board approved an additional increase of Ordinary Shares reserved under the Incentive Plan. Following such approval, the number of Ordinary Shares reserved under the Incentive Plan increased to 88,361.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

On November 27, 2025, the Board approved an additional increase in the number of Ordinary Shares, reserved for issuance under the Incentive Plan by 186,512 from 88,361 to 274,873.

On February 19, 2026, the Board approved an additional increase in the number of Ordinary Shares reserved for issuance under the Incentive Plan by 159,079 from 274,873 to 433,952.

On December 25, 2024, the Board approved the grant of 14,597 RSUs to employees and consultants, which will automatically result in the issuance of Ordinary Shares over a vesting period of between 12 months to 24 months, with the vesting starting on January 1, 2025. Any unvested RSUs will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $64.08, and total expenses of $934 thousand are being expensed over the RSUs vesting periods.

On September 10, 2025, the Board approved the grant of 56,250 RSUs to employees and consultants, which will automatically result in the issuance of Ordinary Shares over a vesting period of between 12 months to 36 months, with the vesting starting on September 10, 2025. Any unvested RSUs will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $11.34, and total expenses of $1.12 million are being expensed over the RSUs vesting periods.

On December 23, 2025, the Board approved the grant of 197,056 RSUs to employees, directors and consultants, which will automatically result in the issuance of Ordinary Shares over a vesting period of 36 months, with the vesting starting on January 1, 2026. Any unvested RSUs will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $16.65, and total expenses of $3.3 million are being expensed over the RSUs vesting periods. Of the total RSUs granted, 63,333 RSUs were subject to the approval of the Company’s shareholders at a shareholders’ meeting, which was held on February 19, 2026 and approved this grant. The fair value of such RSUs, was determined based on the market price of the Company’s Ordinary Shares on the date of shareholder approval, which differed from the fair value of the RSUs as approved by the Board on December 23, 2025.

During the six month period ended June 30, 2026, the Company issued 40,092 Ordinary Shares upon the settlement of vested RSUs and did not grant any new RSUs to purchase Ordinary Shares.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSEQUENT EVENTS

a.	On July 31, 2026 the Company announced private placement with the Shareholder (the “Private Placement”), for the purchase and sale of 1,000,000 Ordinary Shares (or ordinary share equivalents in lieu thereof) and warrants to purchase up to 1,000,000 Ordinary Shares at an exercise price of $3.16 per Ordinary Share, for aggregate gross proceeds of approximately $3.3 million from the Private Placement, before deducting placement agent fees and other offering expenses payable by the Company. On August 10, 2026, the Company completed this private placement.

b.	On July 27, 2026 and August 4, 2026, certain new shareholders of the Company (the “New Shareholders”) delivered a demand letter to the Company requesting that the Company convene a special general meeting of shareholders to consider, among other matters, the removal of certain directors and the election of director nominees designated by the New Shareholders (the “Demand Letter”). The New Shareholders subsequently commenced proceedings against the Company and certain additional respondents in the Economic Department of the Haifa District Court seeking injunctive relief in connection with the Company’s previously announced private placement (the “Court Proceedings”).

On August 7, 2026, the Company entered into a Cooperation Agreement (the “Cooperation Agreement”) with the New Shareholders to resolve the matters raised in the Demand Letter and the Court Proceedings and certain other matters relating to the composition of the Board. Pursuant to the Cooperation Agreement, the New Shareholders irrevocably withdrew the Demand Letter and any related materials, demands or notices submitted to the Company in connection therewith and ceased all efforts in furtherance of the demand to convene the special general meeting and any related solicitation. In connection with the Cooperation Agreement, Ilana Lurie and Guy Wagner resigned from the Board and Avichay Vardi, Oz Adler, Gabriel Kabazo and Hila Kiron Revach were appointed to the Board, resulting in a seven-member Board.

c.	In connection with the Cooperation Agreement, on August 7, 2026, the Company and J.B.D Innovation Ltd., or JBD, entered into a side letter, or the Side Letter, pursuant to which JBD irrevocably committed, for a period of 24 months commencing on the date thereof, to provide financing to the Company if our board of directors determines in good faith, based on our then-current operating plan, projected cash requirements and other relevant financial information, that we do not have sufficient financial resources to fund our currently existing operations for at least the following 24 months. If such condition is satisfied, JBD has agreed to provide, either directly or through one or more of its affiliates or another financing vehicle designated by JBD, debt financing to the Company in an aggregate principal amount of not less than $12.0 million, or the Financing Commitment, for the purpose of funding our ongoing business operations. The Financing Commitment will be provided in the form of debt convertible into Ordinary Shares and will be documented pursuant to one or more definitive financing agreements. The Side Letter does not obligate JBD to provide any funding as of the date thereof, and JBD’s obligation to provide the Financing Commitment will arise only upon the occurrence of the condition as described in the Side Letter.